                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              INTERCO INCORPORATED
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   458507100
               -------------------------------------------------
                                 (CUSIP Number)

                John F. Hartigan, Esq.   Morgan, Lewis & Bockius
                 801 South Grand Avenue, Los Angeles, CA  90017
                                 (213) 612-2500
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 23, 1994
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP No.  458507100
          ---------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Apollo Investment Fund, L.P.
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                       (b) [_]
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3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
            00
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or (E)                                                             [_]

- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

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                      7  SOLE VOTING POWER
                         16,994,359 shares of Common Stock (including
  NUMBER OF              145,440 shares issuable upon exercise of Warrants)
   SHARES           ------------------------------------------------------------
BENEFICIALLY          8  SHARED VOTING POWER
  OWNED BY
    EACH            ------------------------------------------------------------
  REPORTING           9  SOLE DISPOSITIVE POWER
   PERSON                16,994,359 shares of Common Stock (including
    WITH                 145,440 shares issuable upon exercise of Warrants)
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            16,994,359 shares of Common Stock (including 145,440 shares issuable upon exercise of warrants)

- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            33.85%

- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
            PN

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No.  458507100
          ---------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Lion Advisors, L.P.
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                       (b) [_]
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
            00
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or (E)                                                             [_]

- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

- --------------------------------------------------------------------------------

                      7  SOLE VOTING POWER
                         16,987,561 shares of Common Stock (including
  NUMBER OF              145,381 shares issuable upon exercise of Warrants)
   SHARES           ------------------------------------------------------------
BENEFICIALLY          8  SHARED VOTING POWER
  OWNED BY
    EACH            ------------------------------------------------------------
  REPORTING           9  SOLE DISPOSITIVE POWER
   PERSON                16,987,561 shares of Common Stock (including
    WITH                 145,381 shares issuable upon exercise of Warrants)
                    ------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            16,987,561 shares of Common Stock (including 145,381 shares issuable upon exercise of Warrants)

- --------------------------------------------------------------------------------
12 CHECK BOX IF THE CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                                 [_]

- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            33.84%

- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
            PN

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

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- --------------------------------------------------------------------------------


  Item 1.  Security and Issuer.
  ------   -------------------

     This Statement on Schedule 13D relates to the Common Stock, no par value ("Common Stock"), and warrants to purchase Common Stock ("Warrants") of INTERCO INCORPORATED, a Delaware corporation ("INTERCO"). The principal executive offices of INTERCO are located at 101 South Hanley Road, St. Louis, Missouri 63105.

  Item 2.  Identity and Background.
  ------   -----------------------

     This statement is filed jointly by Apollo Investment Fund, L.P., a Delaware limited partnership ("Apollo") and the former general partner of Apollo Interco Partners, L.P., a Delaware limited partnership ("Apollo Interco"), and by Lion Advisors, L.P., a Delaware limited partnership ("Lion Advisors"), for the benefit of an account under management which was the former limited partner of Apollo Interco. Apollo and Lion Advisors are referred to herein as the "Reporting Persons."

     The address of Apollo's principal business and of its principal office is c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies. Apollo is principally engaged in the business of providing advice regarding investments in securities. The managing general partner of Apollo is Apollo Advisors, L.P., a Delaware limited partnership. The administrative general partner of Apollo is Apollo Fund Administration Limited, a Cayman Islands corporation. Apollo Advisors, L.P. is principally engaged in the business of serving as managing general partner of Apollo and another investment fund. Apollo Fund Administration Limited is principally engaged in the business of serving as administrative general partner of Apollo and another investment fund. Apollo has no other general partners.

     The respective addresses of the principal business and principal office of each of Apollo Advisors, L.P. and Apollo Fund Administration Limited are:

  Apollo Advisors, L.P., Two Manhattanville Road, Purchase, New York 10577; and Apollo Fund Administration Limited, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

     The address of Lion Advisors is Two Manhattanville Road, Purchase, New York 10577. Lion Advisors is principally engaged in the business of serving as advisor to and representative for its clients, including Artemis America, L.L.C. ("Artemis"). Pursuant to an investment advisory agreement by and between Artemis and Lion Advisors (the "Investment Advisory Agreement"), Artemis has appointed Lion Advisors as its exclusive investment manager with respect to an investment account, and Lion Advisors has the sole power to vote and dispose of any securities held in such account.

     The general partner of Lion Advisors is Lion Capital Management, Inc. ("Lion Capital"), a Delaware corporation, which is principally engaged in the business of serving as general partner of Lion Advisors. The address of the principal business and principal office of Lion Capital is c/o Lion Advisors, L.P., Two Manhattanville Road, Purchase, New York 10577.

     The Reporting Persons together may constitute a "group" within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended.

     Attached as Appendix A to Item 2 is information concerning the principals, executive officers, directors and principal shareholders of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     Neither Apollo, Lion Advisors, Apollo Advisors, L.P., Apollo Fund Administration Limited, Lion Capital nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

  Item 3. Source and Amount of Funds or Other Consideration.
  ------  -------------------------------------------------

     The securities reported in the cover pages herein were distributed to the Reporting Persons effective December 30, 1994 pursuant to the Plan of Dissolution and Complete Liquidation (the "Plan of Dissolution") of Apollo Interco. The Plan of Dissolution, which became effective on December 23, 1994,
  (i) effected a change in the nominal beneficial ownership of the shares previously beneficially owned by Apollo Interco, (ii) did not affect Apollo Interco's partners' pecuniary interests in such shares and (iii) involved no consideration requiring the use of funds by Apollo or Lion Advisors.

  Item 4.  Purpose of Transaction.
  ------   ----------------------

     The Reporting Persons acquired beneficial ownership of the shares of Common Stock and Warrants to which this Statement on Schedule 13D relates as a result of the consummation of the Plan of Dissolution of Apollo Interco described herein. The Plan of Dissolution effected a change in the nominal beneficial ownership of the shares previously beneficially owned by Apollo Interco, but did not affect Apollo Interco's partners' pecuniary interests in such shares. The dissolution of Apollo Interco transfers from Apollo Interco to the Reporting Persons the power to control or influence control of INTERCO, and the Reporting Persons may exercise such control from time to time. The Reporting Persons may change their current intentions, or acquire further shares of Common Stock or Warrants or sell or otherwise dispose of all or any part of the Common Stock or Warrants beneficially owned by such Reporting Persons, or take any other action with respect to INTERCO or any of its debt or equity securities in any manner permitted by law. Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through
  (j) of the instructions to Item 4 of Schedule 13D.

  Item 5.  Interest in Securities of the Issuer.
  ------   ------------------------------------

     The Reporting Persons acquired beneficial ownership of the shares of Common Stock and Warrants to which this Statement on Schedule 13D relates as a result of the consummation of the Plan of Dissolution of Apollo Interco.

            (a) Apollo beneficially owns 16,994,359 shares of Common Stock (including Warrants to purchase 145,440 shares of Common Stock), or 33.85% of the Common Stock outstanding. Such securities were acquired as described in
  Item 3. Lion Advisors indirectly beneficially owns 16,987,561 shares of Common Stock (including Warrants to purchase 145,381 shares of Common Stock), or 33.84% of the Common Stock outstanding. Such securities were acquired as described in Item 3. The Reporting Persons beneficially own, in the aggregate, 33,981,920 shares of Common Stock (including Warrants to purchase 290,821 shares of Common Stock), or 67.69% of the Common Stock outstanding. Such securities were acquired as described in Item 3.

            (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote or sole power to dispose or direct the disposition by the Reporting Persons is set forth in the cover pages herein and such information is incorporated herein by reference.

            (c) There have been no reportable transactions with respect to the Common Stock or Warrants within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of the securities being reported on this Statement.

            (d) Subject to the terms of the Investment Advisory Agreement, the Reporting Persons have the sole right to receive dividends from, or the proceeds from the sale of, the securities reported herein.

            (e) Not applicable.

   Item 6.  Contracts, Arrangements, Understandings or Relationships
   ------   --------------------------------------------------------
            With Respect to the Securities of the Issuer.
            --------------------------------------------

            The responses to Item 3 and Item 5 are incorporated herein by reference. In addition, the Reporting Persons have demand registration and "piggy-back" registration rights with respect to substantially all of the Common Stock reported herein.

   Item 7.  Material to be filed as Exhibits
   ------   --------------------------------

            99.1  Registration Rights Agreement.*



- -------------
* Incorporated by reference to Exhibit 10(g) of INTERCO's Annual Report on Form 10-K for the period ended December 31, 1992.

                              APPENDIX A TO ITEM 2


            The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of Lion Advisors, Lion Capital, which is the sole general partner of Lion Advisors, Apollo, Apollo Advisors, L.P. ("Apollo Advisors"), which is the managing general partner of Apollo, Apollo Capital Management, Inc., a Delaware corporation which is the general partner of Apollo Advisors ("Capital Management"), and Apollo Fund Administration Limited ("Administration"), the administrative general partner of Apollo.

            The principal occupation of each of Leon Black, Craig Cogut and John Hannan, each of whom is a United States citizen, is to act as principals of Apollo Advisors and of Lion Advisors, and as an executive officer and director of Capital Management and of Lion Capital. The principal business of each of Apollo Advisors, Capital Management and Lion Capital is to provide advice regarding investments in securities. The principal offices of Capital Management and Lion Capital are located at Two Manhattanville Road, Purchase, New York 10577.

            Mr. Black is the President and a director of Lion Capital and the President and a director of Capital Management. Mr. Black's business address is Two Manhattanville Road, Purchase, New York 10577.

            Mr. Cogut is a Vice President and a director of Lion Capital and the Secretary and a Vice President and director of Capital Management. Mr. Cogut's business address is Two Manhattanville Road, Purchase, New York 10577.

            Mr. Hannan is a Vice President and director of Lion Capital and a Vice President and director of Capital Management. Mr. Hannan's business address is Two Manhattanville Road, Purchase, New York 10577.

            Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, each serves as a director of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract. Messrs. Black, Cogut and Hannan are the beneficial owners of the stock of Administration.

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this statement may be filed jointly with Apollo Investment Fund, L.P.

  Dated:  December 23, 1994

            LION ADVISORS, L.P.

            By:   Lion Capital Management, Inc.
                   General Partner


                  By:  /s/ Michael D. Weiner
                       ------------------------------
                       Name:  Michael D. Weiner
                       Title: Vice President, Lion Capital
                              Management, Inc.

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this statement may be filed jointly with Lion Advisors, L.P.

  Dated:  December 23, 1994

                  APOLLO INVESTMENT FUND, L.P.

                  By:  Apollo Advisors, L.P.,
                        Managing General Partner
                       By:  Apollo Capital Management, Inc.,
                             General Partner


                       By:  /s/ Michael D. Weiner
                            -------------------------------------
                            Name:  Michael D. Weiner
                            Title: Vice President, Apollo Capital
                                   Management, Inc.